May 5, 2016

VIA EDGAR & FEDEX

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. Russell Mancuso, Branch Chief, Office of Electronics and Machinery

Re:	ReWalk Robotics Ltd. Amendment No. 1 to Registration Statement on Form S-3 Filed April 26, 2016 File No. 333-209833

Dear Mr. Mancuso:

On behalf of our client, ReWalk Robotics Ltd., an Israeli company (the “Company”), we are submitting this letter to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated May 4, 2016 (the “Comment Letter”) relating to Amendment No. 1 to the Registration Statement on Form S-3 (as refiled and amended on the date hereof, the “Registration Statement”) filed by the Company on April 26, 2016.

Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response.

Risk Factors, page 3

1.	We note your response to prior comment 1 addressing your Form 10-K disclosure regarding 80% of the population being candidates for current or future ReWalk products. Please tell us the portion of that population that are candidates for current ReWalk products considering all limitations on use of your current products under current FDA clearances, and tell us where you disclose that your FDA clearance is limited beyond the need for a companion and excluding use on stairs.

Response:

The Company informs the Staff that, based on information from a 2013 report by the National Spinal Cord Injury Statistical Center, 41.1% of the total U.S. population of spinal cord injury (“SCI”) patients suffered injuries between levels T4 – L5. Three published ReWalk trials with respect to such eligible SCI patients had an aggregate screening acceptance rate of 79% considering all current FDA limitations, resulting in an estimated 33% of the total population of SCI patents being candidates for current ReWalk products. The Company has included a new risk factor in the Registration Statement setting out the limitations under FDA clearance and the percentage of SCI patients eligible for the Company’s current products.

May 5, 2016

2.	Please reconcile your disclosure added as the last paragraph of this section regarding “a portion” of your United States sales being adversely affected with the disclosure in the second paragraph on page 23 of your most recent Form 10-K regarding you being prevented from selling your product in the United States.

Response:

The Company has deleted “a portion” in the revised version of the risk factor included in the Registration Statement, since the Company acknowledges that its U.S. revenues would be adversely impacted if it was required to market a previous version of the ReWalk device.

3.	Please provide us any documentation that supports your disclosure that (1) you have agreed upon a protocol for the post-market surveillance study with the FDA, (2) the FDA’s February 2016 letter concerns changes to the device’s manual and labeling and not changes to the device itself, and (3) the FDA narrowed its request for a new pre-market notification to an application relating only to a computer.

Response:

The Company notes as follows with respect to each of the items listed above:

(1)	The Company had agreed to all of the FDA’s requests with respect to the protocol for the post-market surveillance study at the time of its last submission. On May 5, 2016, the Company received written confirmation from the FDA of that fact, which written confirmation has been provided supplementally by the Company herewith.

(2)	The Company has revised its risk factor disclosure in the Registration Statement to indicate that the FDA’s concerns in its February 9, 2016 letter (the “February 2016 Letter”) related to the device.

(3)	The conclusion that the FDA narrowed its original request, as contained in the February 2016 Letter, regarding which changes required a 510(k) submission reflected oral discussions with the FDA following an in-person meeting with agency representatives in March 2016. As a result of those discussions, the Company submitted a special 510(k) application limited to the computer used for servicing the ReWalk device that is included with the device. That submission was received by the FDA on April 8, 2016, and the agency acknowledged receipt of the submission on April 11, 2016. The formal acceptance review notification was received by the Company on April 21, 2016 and confirmed that the submission contained all of the necessary elements and information for the agency to proceed with the substantive review. The FDA’s formal acceptance review notification has been provided supplementally herewith. The Company has revised its risk factor disclosure in the Registration Statement to indicate that its belief as to the narrowing of the request is based on discussions with the FDA.

May 5, 2016

Incorporation of Certain Documents by Reference, page 23

4.	Please ensure that your incorporation by reference is current. Also, please reconcile the information in your Form 8-K filed April 5, 2016 with the information on the Signatures page of this registration statement.

Response:

The Company confirms that its incorporation by reference is current and that the Company has updated the Signatures page of the Registration Statement.

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Please do not hesitate to contact Colin Diamond at (212) 819-8754 or Melissa Krain at (212) 819-2555 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc: Kevin Hershberger, Chief Financial Officer, ReWalk Robotics Ltd.

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